November 28, 2007

VIA FAX AND MAIL

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Your Ref:	001-31909
Re:	Aspen Insurance Holdings Limited (the “Company”)

Review of Form 10-K for the fiscal Year Ended December 31, 2006 Filed February 22, 2007

(File No. 001-31909)

Dear Mr. Rosenberg,

Further to your letter of November 16, 2007, we have set out below our responses to the questions raised.

For your convenience, we set forth in this letter (the “Response Letter”) each comment from your letter in bold typeface and include the Company’s response below each such comment.

General

1.	Please provide us your analysis as to how you have determined you are a “foreign private issuer” under Rule 3b-4(c).

Under Rule 3b-4(b), a foreign issuer is any issuer that is a corporation or other organization incorporated or organized under the laws of any foreign country. The Company is incorporated under the laws of Bermuda and is therefore a foreign issuer.

Under Rule 3b-4(c), a foreign private is any foreign issuer that meets certain criteria. Pursuant to Rule 3b-4(c)(2), we have determined that we are a foreign private issuer because the Company does not fall within any of the criteria under Rule 3b-4(c)(2)(i), (ii) or (iii), as follows:

(a)

In relation to Rule 3b-4(c)(2)(i), as at December 31, 2006, we had 13 directors, of whom six (less than the majority) were United States citizens or residents. As at November 1, 2007, we also had a total of 13 directors, of whom only six were United States citizens or residents. Likewise, the majority of our executive officers are not United States citizens or residents.

(b)

In relation to Rule 3b-4(c)(2)(ii), as at September 30, 2007, approximately $1.2 billion of our assets were held in trust in the United States pursuant to credit for reinsurance regulations requiring that we place such assets in trust or with regulators in the United States. This amount represented approximately 16% of our total assets of $7.32 billion as at September 30, 2007, and is significantly less than 50% of our assets. In addition our U.S. entities held assets equal to approximately $530 million and $430 million as of September 30, 2007 and December 31, 2006, respectively. The assets of our U.S. entities represented approximately 7.1% and 6.5% of our total assets as of September 30, 2007 and December 31, 2006, respectively. Accordingly, no more than 25% of our assets are located in the United States.

(c)

Under Rule 3b-4(c)(2)(iii), the business of the Company is not principally administered in the United States. The business of the Company is principally administered in Bermuda. The Company’s Board meetings are not held in the United States, they are generally held in Bermuda where all Board decisions are made. The Company’s largest operating subsidiaries are located in the United Kingdom and Bermuda, and Board and executive decisions for such companies are made in such countries respectively. As of September 30, 2007, we had a total of 500 employees, of which only 133 employees were in the United States and the remaining 367 employees were non-U.S. domiciled. In addition, as of September 30, 2007 and December 30, 2006, our U.S. operations represented approximately 4% (approximately $110 million and $105 million, respectively) of our total shareholders’ equity.

Accordingly, pursuant to Rule 3b-4(c), the Company has determined that it is a foreign private issuer.

By way of background, even though foreign private issuers are required to file Annual Reports on Form 20-F and Current Reports on Form 6-K, the Company has a bye-law provision (Bye-Law 47) which requires it to file Annual Reports on Form 10-Ks, Quarterly Reports on Form 10-Qs and Current Reports on Form 8-Ks so long as the Company’s shares are registered pursuant to Section 12 of the Exchange Act. Therefore, the Company files such specific reports as would be required of a United States domestic private issuer. This bye-law provision was added prior to the Company’s initial public offering and was discussed in its related prospectus. For the avoidance of doubt, the Company, as a foreign private issuer, is not required under its bye-laws to comply with Section 16 and the Proxy Rules under the Exchange Act.

Item 1. Business, page 3

Underwriting, Risk Management and Reinsurance, page 13

Reserves, page 19

2.

You indicate that you considered a point estimate determined by an independent consulting actuary. This reference suggests to an investor that you are placing reliance on the firm. Please include the name of the valuation firm in the '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the valuation specialist must be provided in the '33 Act registration statement.

The Company wishes to clarify its position with respect to the processes it employs surrounding the selection of the Company’s reported gross reserves. The Company’s internal actuaries set reserves based on a number of factors including: analysis of claims experience, market benchmark data and a contract by contract review. This initial expected loss and loss expense ratio is then modified in light of actual experience to measure against the expected experience. Loss reserves for known catastrophic events are based upon a detailed analysis of our reported losses and potential exposures conducted in conjunction with our underwriters. Following this detailed review completed by our internal actuaries, management through its Reserving Committee establishes a best estimate of reserves. This provides the basis for the recommendation made by management to the Audit Committee and Board of Directors regarding the Company’s reserve position. The Company also uses an independent consulting actuary for an independent review of the Company’s reserves, to inform the judgment of the Board of Directors, but does not rely on the independent actuary’s point estimate in setting its reserve position.

Further, we can confirm that at no stage to date have we used, or do we intend to use the point estimate provided by the independent actuarial consultant in place of management’s best estimate. In addition, we do not have access to the calculations or working papers used by the independent actuarial consultant which we would ultimately need to provide support for the relevant disclosures in our audited financial statements.

As a result, in connection with our forthcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2007, we intend to clarify that responsibility for providing the Company’s best estimate of reserves by stating the contents of the first paragraph above, as follows:

“The Company’s internal actuaries set reserves based on a number of factors including: analysis of claims experience, market benchmark data and a contract by contract review. This initial expected loss and loss expense ratio is then modified in light of actual experience to measure against the expected experience. Loss reserves for known catastrophic events are based upon a detailed analysis of our reported losses and potential exposures conducted in conjunction with our underwriters. Following this detailed review completed by our internal actuaries, management through its Reserving Committee establishes a best estimate of reserves. This provides the basis for the recommendation made by management to the Audit Committee and Board of Directors regarding the Company’s reserve position. The Company also uses an independent consulting actuary for an independent review of the Company’s reserves, to inform the judgment of the Board of Directors, but does not rely on the independent actuary’s point estimate in setting its reserve position.”

Item 9A Controls and Procedures, page 104

3.

You disclose that the “Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in this report is recorded, processed, summarized and reported in a timely fashion.” Please tell us and disclose whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

The Company has a Disclosure Committee which operates under a Disclosure Committee Charter and a Disclosure Committee Policy. Under the Company’s Disclosure Committee Charter, one of the purposes of the Disclosure Committee is to assist the certifying officers to ensure that disclosures made by the Company in respect of reports filed with the Commission and other public disclosures, are based on information which has been communicated to the Company’s management, including the certifying officers, and compiled, assessed and summarized by management in a timely and reliable fashion in accordance with rules and procedures governing internal control over financial reporting and other procedures. The Disclosure Committee consists of members of senior management as well as members of other functions who are in a position to determine and report on required disclosures. Each quarter, the Disclosure Committee assesses the Company’s disclosure procedures, their appropriateness and recommends any changes to improve procedures.

As a result, in respect of the Company’s forthcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2007, the Company proposes to include the following language under Item 9A:

“The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports filed or submitted to the Commission under the Exchange Act are accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

In response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 011-44-207-184-8212, Patricia Roufca at 011-44-207-184-8863, Michael Groll of Dewey & LeBoeuf LLP at 1-212-424-8616 or Joe Ferraro of Dewey & LeBoeuf LLP at 011-44-207-459-5125.

Yours sincerely,

/s/ Richard Houghton

Richard Houghton

Chief Financial Officer

Aspen Insurance Holdings Limited

Cc:	Ibolya Ignat

Mary Mast

Sonia Barros

U.S. Securities and Exchange Commission

Ian Campbell

Scott Kirk

David Curtin

Patricia Roufca

Aspen Insurance Holdings Limited

Tony Hulse

Robert Lewis

KPMG Audit Plc

Michael Groll

Joseph Ferraro

Dewey & LeBoeuf LLP